Exhibit 99.1

Boqii Announces Senior Management Change

SHANGHAI, March 14, 2022 /PRNewswire/ -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced that Mr. Lijun Zhou has resigned from his position as the Company’s Vice President and all his roles as a director or an officer of the applicable affiliates of the Company due to personal reasons, effective immediately. Mr. Lijun Zhou has served as the Company’s Vice President since 2017 and was mainly in charge of our private labels and supply chain management.

The board of directors of Boqii wishes to extend its gratitude to Mr. Lijun Zhou for his contributions to the continued growth of Boqii throughout the years. Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer, said: “Lijun has extensive experience in supply chain management and private label development. He has helped us build strong teams in both areas. We wish him the very best in his future endeavors.”

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For investor and media inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com